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                              December 18, 2023

       Houqi Zhang
       Chief Executive Officer
       Autozi Internet Technology (Global) Ltd.
       Block A, Building No. 16
       Yonyou Software Park, No. 68 Beiqing Road
       Haidian District, Beijing, China

                                                        Re: Autozi Internet
Technology (Global) Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed November 27,
2023
                                                            File No. 333-273166

       Dear Houqi Zhang:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 14, 2023 letter.

       Amendment No. 2 for Registration Statement on Form F-1

       Permissions and Approvals for our Business Operation and Securities Offering, page 6

   1. Please revise to disclose the status of the information filing for your new car sales operation in the
national automotive circulation information management system, or explain why this
disclosure is no longer required. In this regard, we note that you have removed related
references and risk factor disclosure.
       Risk Factors
       Risks Related to Doing Business in China
       We may be materially adversely affected if our shareholders..., page 72

   2. Please revise to disclose the status of your PRC corporate shareholders application to
 Houqi Zhang
Autozi Internet Technology (Global) Ltd.
December 18, 2023
Page 2
      receive the Overseas Investment Certificate for Enterprises or the Notification to Record-
      filing, or tell us why this disclosure is not required.
Compensation of Directors and Officers, page 198

3. Please update this disclosure for your most recently completed fiscal year. Refer to Item
      6.B of Form 20-F.
       Please contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                           Sincerely,
FirstName LastNameHouqi Zhang
                                                      Division of Corporation
Finance
Comapany NameAutozi Internet Technology (Global) Ltd.
                                                      Office of Trade &
Services
December 18, 2023 Page 2
cc:       Yang Ge, Esq.
FirstName LastName